Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     Rockwell announces fiscal 2009 results for three & six months ending
     August 31, 2008

     VANCOUVER, Oct. 15 /CNW/ - Rockwell Diamonds Inc. ("Rockwell" or the
"Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces financial results for the three month and six month periods ending August 31, 2008. Financial information is stated in Canadian currency unless otherwise indicated.
     Rockwell is focused on growth by mining and developing alluvial diamond deposits. The Company has established a significant footprint on alluvial deposits which consistently yield high value gemstone diamonds. Plus 2-carat stones comprise more than 65% of the Company's production and are of exceptional quality and value.
     Diamond prices remained robust through the six month period ending August
31, 2008 and in September the Company recovered a large white 189.6-carat gemstone from the Klipdam mining operation. This stone realized a sale price of approximately US$10.2 million. This exceptional price was achieved against the background of turbulent conditions in world banking and capital markets which are likely to have an impact on diamond prices going forward.
     During the six month period ending August 31, 2008, the Company expanded its operations to four (from an original three operations) with the re-commissioning of operations at Saxendrift on the south bank of the Middle
Orange River, adjacent to its Wouterspan operation.
     Rockwell is advancing production at the new Middle Orange River operations acquired from the Trans Hex Group, beginning with Saxendrift. Aside from the re-commissioning of the existing small scale Saxendrift plant during the six month period to August 31, 2008, the Company is on target and on budget with the construction of a new state-of-the-art, low-cost, high-volume wet Rotary pan plant on the Saxendrift terrace. Full scale pre-commissioning trials of the refurbished Saxendrift new final recovery facility began three weeks ahead of schedule in late September 2008. Commissioning of the new
Saxendrift wet plant is scheduled for November 2008. Once commissioned this plant will add strong growth to the Company's diamond production profile, and yield further operational costs saving.
     The Company experienced loss of production due to industrial action at its operations during the quarter ending August 31, 2008. This action was resolved to the benefit of the Company and its employees in late August and full scale production resumed on September 3, 2008.
     In spite of industrial action, which resulted in approximately 35% loss in carat production during the second quarter of fiscal 2009, the Company was able to contain costs and show an operating loss of $155,476 for the period ending August 31, 2008. At a consolidated level, the Company showed a loss of
$2.2 million for the period. For the six month period to August 2008 Rockwell showed an operating loss of $7,344 and at a consolidated level a loss of
$3 million. Good production rates have been achieved since normal operations resumed on September 3, 2008 and this, combined with cost savings implemented by the Company, will yield reduced operating costs and positive financial performance in the third quarter ending November 30, 2008.
     The Company ended the quarter with cash reserves of $10.1 million which will be allocated to future expansion of existing operations, and development of brownfields projects already held by the Company.

     <<
                            Overview and Highlights

     In the three month period ended August 31, 2008:

     -   4,266.25 carats were produced at the Holpan/Klipdam, Wouterspan and
         Saxendrift operations which was about 35% under budget due to industrial action;

     -   5,024.34 carats were sold at an excellent average price of
         US$1,951.41 per carat;

     -   Revenues from sales were $9.9 million;

     -   Cost of sales and amortization totalled $10.3 million, resulting in an operating loss of $155,476 for the period;

     -   Net general and administrative expenses amounted to $3.2 million, offset by a net tax recovery of $703,167, and the loss on the sale of a discontinued operation of $203,338 resulted in a net loss of
         $2.2 million or $0.01 per share.

     In the six months ending August 31, 2008:

     -   The Company re-commissioned an existing small Rotary pan plant at
         Saxendrift and implemented the fast track construction of the new
         Saxendrift wet Rotary pan plant

     -   10,576.83 carats were produced from operations at Holpan/Klipdam,
         Wouterspan and Saxendrift;

     -   9,879.61 carats were sold at an average price of US$1,709.31 per carat;

     -   Revenues from sales of $17.4 million, inclusive of revenue received from contract diamond sales of $160,576;

     -   Cost of sales and amortization totalled $17.5 million, resulting in an operating loss of $7,344 for the period;

     -   Net general and administrative expenses amounted to $4.6 million, offset by a net tax recovery of $1.1 million, and the loss on the sale of a discontinued operation of $203,338 resulted in a net loss of $3 million or $0.01 per share;

     -   Diamonds in inventory at August 31, 2008 totalled 1,640.78 carats;

     -   The Company held cash reserves at August 31, 2008 of $10.1 million

                             Results of Operations
     >>

     In the first half of fiscal 2009, the Company operated three alluvial diamond mines and re-commissioned operations at its fourth site, Saxendrift.
During the period, the Company also increased its interest in the
Holpan/Klipdam and Wouterspan properties to 74%, with the remaining 26% being held by a Black Economic Empowerment ("BEE") consortium.
     Industrial action at the Wouterspan mine during the quarter resulted in operations being curtailed at this operation during late July and the month of
August. Wage negotiations for all South African operations were implemented in
June 2008. These negotiations reached a deadlock in mid August and were followed by work stoppages and reduced production at the Company's other operations. Negotiations were successfully concluded in late August and full operations were resumed on September 3, 2008.

     <<
     Production and Sales - Quarter Comparison

     The following is a comparison of the current quarter (ending August 31,
2008) with the quarter ending August 31, 2007.

     -------------------------------------------------------------------------
                                 PRODUCTION
     -------------------------------------------------------------------------
                     3 months ending                   3 months ending
                     August 31, 2008                   August 31, 2007
             -----------------------------------------------------------------
     Opera-    Volume               Average     Volume               Average
      tion     (cubic    Carats     grade       (cubic     Carats    grade
               meters)            (carats per   meters)            (carats per
                                   100 cubic                        100 cubic
                                     meters)                          meters)
     -------------------------------------------------------------------------
     Holpan    150,285     774.01       0.52    275,758   2,446.07       0.89
     -------------------------------------------------------------------------
     Klipdam   210,759   1,622.13       0.77    259,527   2,528.02       0.97
     -------------------------------------------------------------------------
     Wouter-
      span     120,829     708.12       0.59    354,492   2,594.59       0.73
     -------------------------------------------------------------------------
     Makoens-
      kloof          -          -          -     63,199     237.30       0.38
     -------------------------------------------------------------------------
     Saxen-
      drift     84,883   1,161.99       1.37          -          -          -
     -------------------------------------------------------------------------
     Total     566,756   4,266.25       0.75    952,976   7,805.98       0.82
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      SALES, REVENUE AND INVENTORY
     -------------------------------------------------------------------------
                                     3 months ending August 31, 2008
             -----------------------------------------------------------------
     Opera-                   Sales       Value of     Average     Inventory
      tion                   (carats)       Sales       value       (carats)
                                            (US$)     (US$ per
                                                        carat)
     -------------------------------------------------------------------------
     Holpan                   1,015.39      842,285       829.52       267.65
     -------------------------------------------------------------------------
     Klipdam                  1,898.91    5,294,781     2,788.33       679.31
     -------------------------------------------------------------------------
     Wouterspan               1,093.56    1,700,432     1,554.95       272.88
     -------------------------------------------------------------------------
     Makoenskloof                    -            -            -            -
     -------------------------------------------------------------------------
     Saxendrift               1,016.48    1,967,072     1,935.18       420.94
     -------------------------------------------------------------------------
     Total                    5,024.34    9,804,570     1,951.41     1,640.78
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      SALES, REVENUE AND INVENTORY
     -------------------------------------------------------------------------
                                     3 months ending August 31, 2007
             -----------------------------------------------------------------
     Opera-                   Sales       Value of     Average     Inventory
      tion                   (carats)       Sales       value       (carats)
                                            (US$)     (US$ per
                                                        carat)
     -------------------------------------------------------------------------
     Holpan                   1,469.20    3,149,370     2,143.59     1,382.65
     -------------------------------------------------------------------------
     Klipdam                  1,758.87    5,218,220     2,966.80     1,171.70
     -------------------------------------------------------------------------
     Wouterspan               1,752.56    4,879,342     2,784.12       991.56
     -------------------------------------------------------------------------
     Makoenskloof                    -            -            -       237.30
     -------------------------------------------------------------------------
     Saxendrift                      -            -            -            -
     -------------------------------------------------------------------------
     Total                    4,980.63   13,246,932     2,659.69     3,783.21
     -------------------------------------------------------------------------

     Production and Sales -Six Month Comparison

     The following is a comparison of the first six months of fiscal 2009
(ending August 31, 2008) with the six months ending August 31, 2007.

     -------------------------------------------------------------------------
                                 PRODUCTION
     -------------------------------------------------------------------------
                      6 months ending                 6 months ending
                      August 31, 2008                 August 31, 2007
             -----------------------------------------------------------------
     Opera-    Volume               Average     Volume               Average
      tion     (cubic    Carats     grade       (cubic     Carats    grade
               meters)            (carats per   meters)            (carats per
                                   100 cubic                        100 cubic
                                     meters)                          meters)
     -------------------------------------------------------------------------
     Holpan    356,751   2,579.36       0.72    671,933   4,651.83       0.70
     -------------------------------------------------------------------------
     Klipdam   429,429   4,232.01       0.99    456,468   3,996.34       0.88
     -------------------------------------------------------------------------
     Wouter-
      span     363,069   2,328.42       0.64    639,288   4,216.18       0.66
     -------------------------------------------------------------------------
     Makoens-
      kloof          -          -          -     63,199      237.3       0.38
     -------------------------------------------------------------------------
     Saxen-
      drift     89,484   1,437.04       1.58          -          -          -
     -------------------------------------------------------------------------
     Total   1,238,733  10,576.83       0.85  1,830,888  13,101.65       0.65
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      SALES, REVENUE AND INVENTORY
     -------------------------------------------------------------------------
                                     6 months ending August 31, 2008
             -----------------------------------------------------------------
     Opera-                   Sales       Value of     Average     Inventory
      tion                   (carats)       Sales       value       (carats)
                                            (US$)     (US$ per
                                                        carat)
     -------------------------------------------------------------------------
     Holpan                   2,589.96    3,471,620     1,340.41       267.65
     -------------------------------------------------------------------------
     Klipdam                  3,912.71    7,744,322     1,979.27       679.31
     -------------------------------------------------------------------------
     Wouterspan               2,360.46    3,704,334     1,569.33       272.88
     -------------------------------------------------------------------------
     Makoenskloof                    -            -            -            -
     -------------------------------------------------------------------------
     Saxendrift               1,016.48    1,967,072     1,935.18       420.94
     -------------------------------------------------------------------------
     Total                    9,879.61   16,887,348     1,709.31     1,640.78
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      SALES, REVENUE AND INVENTORY
     -------------------------------------------------------------------------
                                     6 months ending August 31, 2007
             -----------------------------------------------------------------
     Opera-                   Sales       Value of     Average     Inventory
      tion                   (carats)       Sales       value       (carats)
                                            (US$)     (US$ per
                                                        carat)
     -------------------------------------------------------------------------
     Holpan                   3,647.06    5,064,324     1,388.60     1,382.65
     -------------------------------------------------------------------------
     Klipdam                  3,089.40    6,261,066     2,026.63     1,171.70
     -------------------------------------------------------------------------
     Wouterspan               3,466.98    7,024,589     2,026.14       991.56
     -------------------------------------------------------------------------
     Makoenskloof                    -            -            -        237.3
     -------------------------------------------------------------------------
     Saxendrift                      -            -            -            -
     -------------------------------------------------------------------------
     Total                   10,203.44   18,349,979     1,544.12     3,783.21
     -------------------------------------------------------------------------
     >>

     Production Costs

     The average operating cost during the quarter ending August 31, 2008 was
US$5.62 per tonne which is inclusive of the Saxendrift start-up operation (by excluding Saxendrift, which is currently in a ramp-up phase, it is US$4.65 per tonne), an increase from US$2.96 per tonne in the quarter ending August 31,
2007. The increased cost per tonne is largely due to the loss of production and throughput related to industrial action experienced during this period.
     The average operating cost over six months was US$4.77 per tonne which includes Saxendrift. Excluding Saxendrift, which is currently in a ramp-up phase, the operating cost decreases to US$4.16 per tonne, an increase from
US$3.48 per tonne in the six months ending August 31, 2007.
     During the first six months of fiscal 2009, the Company focused on implementing costs savings throughout the business, and most particularly in its mining and processing operations. Sustainable costs savings have been achieved through the revision of mine plans, optimization of mining methods and earth moving fleet, the modernization of processing plant, training, and enhancement of productivity. As a consequence of its optimization programs, the Company was able to re-commission operations at Saxendrift during this six month period without having to resort to additional staff recruitment and the purchase of new earth moving fleet.
     Cost savings have been reflected in quarterly operating cash costs which have been relatively flat for the past six quarters, in spite of considerable price increases in steel, fuel and oil, electricity, and labour. The benefits of costs savings implemented by the Company will be apparent in forthcoming quarters.

     Profit and Loss

     The Company had a loss of $2,249,847 for the three month period ended
August 31, 2008 compared to a net profit of $431,209 for the comparable period in the prior year. The net losses during the period was primarily the consequence of industrial action and resultant loss of production experienced by the Company during late July and through August 2008.
     At August 31, 2008, the Company had working capital of $4,388,435 compared to working capital of $11,837,132 at May 31, 2008 and held total cash reserves of $10.1 million which will be allocated to future expansion of existing operations, and development of brownfields projects already held by the Company.
     Additional details can be found in the Company's Financial Statements and
Management's Discussion and Analysis which are filed on www.sedar.com.

     <<
     -------------------------------------------------------------------------
     The Company will host a telephone conference call on Thursday, October 16 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to
     discuss these results. The conference call may be accessed by dialing
     (877) 591-4959, or (719) 325-4891 internationally. A live and archived audio webcast will also be available at on the Company's website at
     www.rockwelldiamonds.com.

     The conference call will be archived for later playback until Friday,
     October 24, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 5716430.
     -------------------------------------------------------------------------

     John Bristow
     President and CEO

      No regulatory authority has approved or disapproved the information contained in this news release.

                          Forward Looking Statements
     >>

     This release includes certain statements that may be deemed
"forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although
Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review
Rockwell's annual Form 20-F filing with the United States Securities and
Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

     %CIK: 0001095847

     /For further information: Investor Services at (604) 684-6365 or within
North America at 1-800-667-2114/
     (RDI. RDIAF)

CO:  Rockwell Diamonds Inc.

CNW 17:19e 15-OCT-08